                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                AMENDMENT NO. 21

                   Under the Securities Exchange Act of 1934

                      MALIBU ENTERTAINMENT WORLDWIDE, INC.
                                (Name of Issuer)

                        COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                   561182106
                                 (CUSIP Number)

                             RICHARD M. FITZPATRICK
                               MEI HOLDINGS, L.P.
                                2200 ROSS AVENUE
                                   SUITE 4200
                              DALLAS, TEXAS 75201
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With a copy to:

                            ROBERT A. PROFUSEK, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939

                                  July 20, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

CUSIP NO. 561182106                13D-1                                  PAGE 2

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MEI Holdings, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) OR 2(f)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

--------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    59,323,513(1)
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    79.7%
--------------------------------------------------------------------------------
10  TYPE OF REPORTING PERSON

    PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 20 million common shares into which the convertible preferred stock held by the reporting person is convertible into at any time at a conversion price of $2.50 per common share.

CUSIP NO. 561182106                13D-1                                  PAGE 3

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MEI GenPar, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) OR 2(f)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------

7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     59,323,513(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    79.7%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 20 million common shares into which the convertible preferred stock held by the reporting person is convertible into at any time at a conversion price of $2.50 per common share.

CUSIP NO. 561182106                13D-1                                  PAGE 4

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    HH GenPar Partners
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) OR 2(f)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas

--------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    59,323,513(1)
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    79.7%
--------------------------------------------------------------------------------
10  TYPE OF REPORTING PERSON

    PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 20 million common shares into which the convertible preferred stock held by the Reporting Person is convertible into at any time at a conversion price of $2.50 per common share.

CUSIP NO. 561182106                13D-1                                  PAGE 5

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Hampstead Associates, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) or 2(f)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OR ORGANIZATION

    Texas

--------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    59,323,513(1)
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    79.7%
--------------------------------------------------------------------------------
10  TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 20 million common shares into which the convertible preferred stock held by the Reporting Person is convertible into at any time at a conversion price of $2.50 per common share.

CUSIP NO. 561182106                13D-1                                  PAGE 6

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    RAW Genpar, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) OR 2(f)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas

--------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    59,323,513(1)
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    79.7%
--------------------------------------------------------------------------------
10  TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 20 million common shares into which the convertible preferred stock held by the Reporting Person is convertible into at any time at a conversion price of $2.50 per common share.

CUSIP NO. 561182106                13D-1                                  PAGE 7

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    InMed, Inc. d/b/a Incap, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) OR 2(f)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas

--------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    59,323,513(1)
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    79.7%
--------------------------------------------------------------------------------
10  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 20 million common shares into which the convertible preferred stock held by the Reporting Person is convertible into at any time at a conversion price of $2.50 per common share.

CUSIP NO. 561182106                13D-1                                  PAGE 8

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Donald J. McNamara
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) OR 2(f)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    59,323,513(1)
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    79.9%
--------------------------------------------------------------------------------
10  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 20 million common shares into which the convertible preferred stock held by the reporting person is convertible into at any time at a conversion price of $2.50 per common share.

CUSIP NO. 561182106                13D-1                                  PAGE 9

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Robert A. Whitman
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) OR 2(f)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    59,323,513(1)
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    79.7%
--------------------------------------------------------------------------------
10  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 20 million common shares into which the convertible preferred stock held by the reporting person is convertible into at any time at a conversion price of $2.50 per common share.

CUSIP NO. 561182106                13D-1                                 PAGE 10

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Daniel A. Decker
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) OR 2(f)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    59,323,513(1)
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    79.7%
--------------------------------------------------------------------------------
10  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 20 million common shares into which the convertible preferred stock held by the reporting person is convertible into at any time at a conversion price of $2.50 per common share.

         This Amendment No. 21 amends the Statement on Schedule 13D first filed on June 17, 1996, as amended by Amendments No. 1 through 20 (the "Schedule 13D"), by MEI Holdings, L.P., a Delaware limited partnership ("Holdings"), and certain other persons.

Item 2.           IDENTITY AND BACKGROUND.

         Item 2 is hereby amended to add at the end thereof as follows:

         On July 20, 1999, the Company completed its previously announced recapitalization. Pursuant to the recapitalization, the convertible debt owed by the Company to SZ Capital was converted into convertible preferred stock of the Company which is convertible into common stock of the Company after September 30, 2000. SZ Capital is no longer the beneficial holder (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended)of more than 5% of the common stock of the Company.

Item 4.           PURPOSE OF THE TRANSACTION.

         Item 4 is hereby amended to add the following at the end thereof:

         The Company, Holdings, SZ Capital, L.P., an entity related to Holdings ("SZ Capital"), Nomura, Partnership Acquisition Trust V, a Delaware business trust, and Malibu Centers, Inc., a subsidiary of the Company ("MCI"), have entered into a Second Amended and Restated Recapitalization Agreement dated July 20, 1999 (a copy of which has been filed as an exhibit hereto and is herein incorporated by reference) pursuant to which among other things:

         (a)   The Company repaid $11.4 million of secured debt held by Nomura;

         (b) The remaining $32.6 million of debt held by Nomura (including $21 million of advances to Holdings reloaned to the Company and $1.6 million of accrued interest) was exchanged for non-convertible preferred stock of the Company with 9% per annum dividends payable in kind through January 1, 2002. In addition, Nomura received 6 million Company common shares and will be entitled to an additional 6 million Company common shares (4 million of which will come from Holdings) if the Company has not redeemed this preferred stock by December 31, 2000.

         (c) A $500,000 per month principal amortization payment under the Company's bank debt that would have been payable had the recapitalization not been completed has been eliminated.

         (d) The $11.6 million of convertible debt (including $370,000 of accrued interest) advanced since November of last year by SZ Capital was exchanged for convertible preferred stock of the Company with a dividend rate of 9%, with dividends payable in kind through January 1, 2004, and which is convertible into Company common shares at any time after September 30, 2000 at a per share price of the lower of $2.50 and 120% of the fair market value thereof at the time of conversion. This convertible preferred stock has the right to vote with the Company common shares on an "as converted" basis.

         (e) $50.1 million (including $7.6 million of accrued interest) of convertible debt held by Holdings was exchanged for convertible preferred stock of the Company with a dividend rate of 7%, with dividends payable in kind through January 1, 2002 and which is convertible into Company common shares at any time at $2.50 per common share. This convertible preferred stock has the right to vote with the Company common shares on an "as converted" basis.

         In connection with the recapitalization herein described (the "Recapitalization"), the Company entered into a registration rights agreement with each of Holdings and SZ Capital and a Mutual Release with Holdings, SZ Capital, MCI and Nomura each of which is filed as an exhibit hereto and is herein incorporated by reference.

         The purpose of the Recapitalization was to reduce the Company's indebtedness, including indebtedness owed to Nomura. Holdings acquired the convertible preferred stock in exchange for $50.1 million of debt owed to it by the Company. The responses to Sections 5 and 6 are incorporated herein by reference.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended to add the following at the end thereof:

         (a) This Amendment 21 to Schedule 13D relates to 39,323,513 shares of Company common stock currently held by Holdings and the 20 million shares of Company common stock into which the convertible preferred stock held by Holdings is convertible at any time, based on a conversion price of $2.50 per common share. The aggregate 59,323,513 shares of Company common stock represent 79.7% of the authorized shares of the Company common stock on a fully-diluted basis.

         (b) Holdings has the sole power to vote and dispose of 59,323,513 Company common shares.

         (c) By virtue of the Recapitalization, the common shares which SZ Capital previously had ownership of through the convertible debt owed by the Company to SZ Capital was exchanged for convertible preferred stock of the Company which is convertible into common stock of the Company after September 30, 2000 at a conversion price of the lesser of $2.50 or the fair market value thereof at the time of conversion.

         (d)   Not applicable.

         (e) SZ Capital ceased to be the owner of more than 5% of the common stock of the Company on July 20, 1999.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended to add the following at the end thereof:

         The responses to Items 4 and 5 are incorporated herein by reference.

ITEM 7.           EXHIBITS.

          Item 7 is hereby amended to add the following at the end thereof:

99.19 Second Amended and Restated Recapitalization Agreement, by and among Malibu Entertainment Worldwide, Inc., Malibu Centers, Inc., Nomura Asset Capital Corporation, Partnership Acquisition Trust V, MEI Holdings, L.P. and SZ Capital, L.P.

99.20 Registration Rights Agreement, by and between Malibu Entertainment Worldwide, Inc. and SZ Capital, L.P.

99.21 Registration Rights Agreement, by and between Malibu Entertainment Worldwide, Inc. and MEI Holdings, L.P.

99.22 Mutual Release between Malibu Entertainment Worldwide, Inc., Malibu Centers, Inc., MEI Holdings, L.P., SZ Capital, L.P. and Nomura Asset Capital Corporation.

                                   SIGNATURES



         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of the other signatories hereto.

Date: July 26, 1999

                           MEI HOLDINGS, L.P.
                           By:  MEI GenPar, L.P.
                                Its General Partner
                           By:  HH GenPar Partners
                                Its General Partner
                           By:  Hampstead Associates, Inc.
                                Its Managing General Partner

                           By:  /s/ Daniel A. Decker
                                ---------------------------------
                                    Daniel A. Decker
                                    Executive Vice President


                           MEI GENPAR, L.P.
                           By:  HH GenPar Partners
                                Its General Partner
                           By:  Hampstead Associates, Inc.
                                Its Managing General Partner

                           By:  /s/ Daniel A. Decker
                                ---------------------------------
                                    Daniel A. Decker
                                    Executive Vice President

                           HH GENPAR PARTNERS
                           By:  Hampstead Associates, Inc.
                                Its Managing General Partner

                           By:  /s/ Daniel A. Decker
                                ---------------------------------
                                    Daniel A. Decker
                                    Executive Vice President

                           HAMPSTEAD ASSOCIATES, INC.

                           By:  /s/ Daniel A. Decker
                                ---------------------------------
                                    Daniel A. Decker
                                    Executive Vice President

                    RAW GENPAR, INC.

                    By: /s/ Robert A. Whitman
                       ----------------------------
                            Robert A. Whitman
                            President


                    INMED, INC.

                    By: /s/ Daniel A. Decker
                       ----------------------------
                            Daniel A. Decker
                            President

                    /s/ Donald J. McNamara
                    -------------------------------
                    Donald J. McNamara


                    /s/ Robert A. Whitman
                    -------------------------------
                    Robert A. Whitman


                    /s/ Daniel A. Decker
                    -------------------------------
                    Daniel A. Decker

                                 EXHIBIT INDEX

Exhibit                           Description
-------                           -----------
99.19     Second Amended and Restated Recapitalization Agreement, by and among
          Malibu Entertainment Worldwide, Inc., Malibu Centers, Inc., Nomura
          Asset Capital Corporation, Partnership Acquisition Trust V, MEI
          Holdings, L.P. and SZ Capital, L.P.

99.20     Registration Rights Agreement, by and between Malibu Entertainment
          Worldwide, Inc. and SZ Capital, L.P.

99.21     Registration Rights Agreement, by and between Malibu Entertainment
          Worldwide, Inc. and MEI Holdings, L.P.

99.22     Mutual Release between Malibu Entertainment Worldwide, Inc., Malibu
          Centers, Inc., MEI Holdings, L.P., SZ Capital, L.P. and Nomura Asset
          Capital Corporation.